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                   U. S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.   20549



                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                            EVOLVING SYSTEMS, INC.
                               (Name of Issuer)


                    Common Stock, $.001 Par Value Per Share
                        (Title of Class of Securities)


                                (CUSIP Number)
                                  30049R 10 0

            (Date of Event Which Requires Filing of this Statement)

                               December 31, 1999



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

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CUSIP Number:  30049R 10 0


1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Harry B. Fair

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [_]

          (b)  [_]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

Number of                5  Sole Voting Power
Shares                      1,350,000
Beneficially                ------------------------
Owned by                 6  Shared Voting Power
Each Reporting              385,937
Person With:                ------------------------
                         7  Sole Dispositive Power
                            1,350,000
                            ------------------------
                         8  Shared Dispositive Power
                            385,937
                            ------------------------

9    Aggregate Amount Beneficially Owned by Each Reporting Person

     1,735,937

10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          [_]

11   Percent of Class Represented by Amount in Row (9)

     13.9%

12   Type of Reporting Person

          IN

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Item 1.

          (a)   Evolving Systems, Inc.

          (b)   9777 Mt. Pyramid Court
                Englewood, Colorado 80112


Item 2.

          (a)   Name of Person Filing

                Harry B. Fair

          (b)  Address of Principal Business Office or, if none, Residence

               c/o The Brogden Group, LLC
               101 Inverness Drive East, Suite 120
               Englewood, CO   80112

          (c)  Citizenship

               United States of America

          (d)  Title of Class of Securities

               Common Stock

          (e)  CUSIP Number

               30049R 10 0

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          N/A

Item 4.   Ownership

          (a)  Amount beneficially owned

               1,735,937

                                       3
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          Percent of class:

               13.9%

          (b)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote

                     1,350,000

               (ii)  Shared power to vote or to direct the vote

                     385,937

               (iii) Sole power to dispose or to direct the disposition of

                     1,350,000

               (iv)  Shared power to dispose or to direct the disposition of

                     385,937

Item 5.   Ownership of Five Percent or Less of a Class

          N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          N/A

Item 8.   Identification and Classification of Members of the Group

          N/A

Item 9.   Notice of Dissolution of Group

          N/A

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Item 10.  Certification

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      2/2/00
                                      ------------------------------
                                      Date

                                      /s/ Harry B. Fair
                                      ------------------------------
                                      Signature

                                      Harry B. Fair
                                      ------------------------------
                                      Name

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